Exhibit 3.69

Liberty Star Minerals Announces Breakthrough Results from Red Rock Canyon IP Geophysical Test Survey

Induced Polarization Testing Successfully Maps Gold-Bearing Veins with High Precision

TUCSON, AZ, October 21, 2025 – (GLOBE NEWSWIRE) – Liberty Star Minerals (“Liberty Star” or the “Company”) (OTCQB: LBSR) is pleased to announce the successful completion of induced polarization (IP) and resistivity testing over known gold-bearing veins at its wholly owned Red Rock Canyon Gold Project within the Hay Mountain Project in southeast Arizona.

Key Highlights from IP Test Survey

The geophysical test performed in July 2025 has proven highly successful in detecting and characterizing gold-bearing veins. The three major takeaways from the IP test demonstrate:

1.	Gold-bearing veins are readily detected, easily mapped, and can be characterized with electrical geophysics.
2.	The gold-bearing veins exhibit higher resistivity than the hosting limestone due to their siliceous, jasperoidal character, making them detectable using simple resistivity even where soil cover has rendered them invisible.
3.	Additionally, the gold-bearing veins display higher IP values than the hosting limestone, confirming their association with sulfide mineralization including pyrite and arsenopyrite, characteristic of Carlin-style deposits.

Enhanced Exploration Capabilities

The close-spaced data intervals of 3 meters (10 feet) allow precise quantification of vein thickness, strike and rough dip, significantly enhancing pre-drilling grade estimation. The association of IP with detectable sulfides enables selective grading of anomalous veins by their amplitude of IP response, which will prove invaluable in siting drillholes.

Volumetric estimates of gold content may be achievable with grid-style surveys, and the confirmation of the relationship between IP and gold-bearing veins raises the importance of older IP anomalies that may warrant detailed surveys. The full report will be available soon on the Liberty Star website.

Management Commentary

“We are pleased and excited to report that this geophysical test has exceeded our expectations,” said Dr. Jim B. Fink, CTO and geophysicist with Sub Rosa Monitoring LLC who conducted the survey. “The data did exactly what a calibration test should do—light up what we already know is there. The ability to readily detect, map, and characterize these gold-bearing veins using electrical geophysics represents a significant advancement in our exploration capabilities. The close correlation between IP response and gold mineralization provides us with a powerful tool for targeting future drilling programs. This may be the most positive IP survey results I’ve completed in my entire career.”

Pete O’Heeron, Chairman of Liberty Star, commented, “These breakthrough de-risking results validate our systematic approach to exploring the Red Rock Canyon Gold Project. The successful application of IP technology to map our gold-bearing veins underground not only advances this project toward development but also aligns with the nation’s imperative to secure domestic sources of strategic minerals and streamline permitting under US infrastructure and energy transition frameworks. This technology will allow us to optimize our drilling programs and potentially identify additional high-grade targets that were previously undetectable due to soil cover.”

About Liberty Star Minerals

Liberty Star Minerals is a U.S. exploration company focused on strategic and commercially important critical minerals. The Company’s flagship Hay Mountain Project, which includes the Red Rock Canyon Gold Project, is located in southeast Arizona within a regionally significant porphyry copper-gold-molybdenum system. Liberty Star is actively pursuing joint venture partnerships to advance both projects and is committed to establishing U.S. mineral independence through domestic exploration and development.

Forward-Looking Statements

Forward-Looking Statements: This release contains forward-looking statements as defined by the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and factors beyond the Company’s control that could cause actual results to differ materially from those expressed or implied. Forward-looking statements may include projections, expectations, plans, and assumptions regarding exploration results, mineral resources, and future operations. For a detailed discussion of risk factors, refer to the Company’s Annual Report on Form 10-K and other filings with the SEC. Regulation S-K 1300 Compliance: Liberty Star is classified as an “Exploration Stage Issuer” under Subpart 1300 of Regulation S-K. The Company currently has no exploration results, mineral resources, or mineral reserves to report under this regulation. U.S. investors are cautioned not to assume that any part of the Company’s mineralized properties will be converted into measured or proven reserves.

Contact:

Liberty Star Minerals

Tucson, Arizona

www.libertystaruranium.com

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Liberty Star Minerals | Liberty Star Uranium & Metals Corp. LBSR: OTCQB http://www.lbsr.us	Contact: Liberty Star Minerals Tracy Myers, Investor Relations 520-425-1433 – info@lbsr.us